

Aich2, Inc.

Regulation Crowdfunding Form C - AR

2024 Annual Report

This Annual Report (this "Disclosure") is furnished with respect to the certain securities ("Securities") offered and sold byAich2, Inc, a Delaware corporation, (the "Issuer") through the crowdfunding portal www.raisegreen.com, Raise Green, Inc. a Delaware limited liability company, in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "4(a)(6) Exemption") of the U.S. Securities Act of 1933 (the "Securities Act") and the regulations promulgated with respect thereto ("Regulation Crowdfunding").   The assets of Raise Green were acquired by Honeycomb Credit Inc. in December 2024; Raise Green, Inc. withdrew its registration as a funding portal in January 2025.

Forward Looking Statement Disclosure

This Form C and any documents attached here or incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Issuer's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents attached to or incorporated by reference herein or therein are based on reasonable assumptions the Issuer has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuer's control) and assumptions. Although the Issuer believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Issuer's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statement made by the Issuer in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuer to predict all of them. The Issuer undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Past performance is not a guarantee of future results.

The Company

Name of Company [1]

Aich2, Inc. ("the Company," "the Issuer , "aich2", "aich2, Inc.")

Address: 10120 Two Notch Rd, St. 2 – Unit 209, Columbia, SC 29223 USA

Website: https://www.aich2.com/

Number of Employees: 0

Jurisdiction of Incorporation/Organization: Delaware, USA

Date of Inception: May 22, 2023

Attestations Regarding Eligibility [2,3]

The Company has certified that all of the following statements are TRUE, in all material respects, for the Company in connection with this Offering:

1. Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2. Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

3. Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4. Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5. Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6. Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

7. Is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company also attests that it will take appropriate steps to complete the following, either with internal resources or through a third-party capital table management and/or accounting partner:

1. Monitor the issuance of the securities the issuer offers and sells through the intermediary's platform,
2. Maintain a master security holder list reflecting the owners of those securities,
3. Maintain a transfer journal or other such log recording any transfer of ownership,
4. Effect the exchange or conversion of any applicable securities,
5. Maintain a control book demonstrating the historical registration of those securities, and
6. Countersign or legend any physical certificates of those securities, if the securities are certificated.
7. Provide all required tax documents to investors

Signature

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Form C-AR and has duly caused this Form to be signed on its behalf by a duly authorized undersigned.

I certify that: the financial statements included in this Form are true and complete in all material respects.

Aich2 Inc.

____

Issuer

DocuSigned by:

FC8CB7CEEE6D440...

Signature

Eric Alden Brown

President (CEO)

Directors [4]

Please include ALL members of the board of directors, regardless of their equity interest or the size of the board.

Full Name	Current Position and title	Dates of Board Service	Principal Occupation
Eric Alden Brown	Director	22 May 2023 - Present	CEO & medical doctor

Other Position 1 at Issuer		Period of time	
CEO/President		22 May 2023 - Present	

Other Business Experience in the Past Three Years			
Employer	**Title**	**Principal Business of the Employer**	**Dates**
Highline Health Innovations, LLC	Founder/Chief Executive Officer	Healthcare innovations consultancy	1 March 2022 - Present
Prisma Health	Emergency Medicine Physician	Attending Physician / Faculty, Emergency Medicine Residency	2003 - Present
Metrics Medicus, Inc.	Chief Executive Officer, Chief Medical Officer, and Co-Founder	Healthcare technology provider	2012 - Present
Cadre Health	Chief Medical Officer & Chief Solutions Officer	Healthcare technology and performance solutions provider	2019 – October 2022

Full Name	Current Position and title	Dates of Board Service	Principal Occupation
Andrew Stewart Mackie	Director	22 May 2023 - Present	COO & healthcare

Other Position 1 at Issuer		Period of time	
Chief Operating Officer and Secretary		22 May 2023 - Present	

Other Business Experience in the Past Three Years			

Employer	Title	Principal Business of the Employer	Dates
Global Market Access Services Limited	Director	Healthcare and new Technology consultancy	July 2019 - Present

Officers [5]

The term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. If any director listed above is also an officer, include again.

Full Name	Current Position and title	Dates of Service	Responsibilities
Eric Alden Brown	CEO/President	22 May 2023 to present	Green energy entrepreneur
Other Position 1 at Issuer		**Period of time**	
Director		22 May 2023 to present	
Other Business Experience in the Past Three Years			
Employer	**Title**	**Principal Business of the Employer**	**Dates**
Highline Health Innovations, LLC	Founder/Chief Executive Officer	Healthcare innovations consultancy	1 March 2022 - Present
Prisma Health	Emergency Medicine Physician	Attending Physician / Faculty, Emergency Medicine Residency	2003 - Present
Metrics Medicus, Inc.	Chief Executive Officer, Chief Medical Officer, and Co-Founder	Healthcare technology provider	2012 - Present
Cadre Health	Chief Medical Officer & Chief Solutions Officer	Healthcare technology and performance solutions provider	2019 - 2022

Full Name	Current Position and title	Dates of Service	Principal Responsibilities
Andrew Stewart Mackie	Secretary	22 May 2023 to present	Green Energy Entrepreneur
Other Position 1 at Issuer		**Period of time**	
Director		22 May 2023 to present	
Other Business Experience in the Past Three Years			
Employer	**Title**	**Principal Business of the Employer**	**Dates**
Global Market Access Services Limited	Director	Healthcare and new Technology consultancy	July 2019 - Present

Principal Security Holders [6]

Below are the names and ownership levels of each person or entity, as of November 8, 2023 who directly or indirectly own 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

Beneficial Owner Name	% of Voting Power Prior to Offering *	% of Voting Power After Offering *
Eric Alden Brown	70%	70%
Andrew Stewart Mackie	27%	27%

Table 1. Beneficial Owners ownership percentages as of January 3, 2024 and are calculated based upon 910,000 shares of voting common stock outstanding as of that date (includes a currently exercisable warrant to purchase 10,000 shares of Common Stock). The denominator includes the additional options to purchase 20,000 shares of Common Stock that have been awarded but not vested.

The Business

Description of Business [7]

Aich2, Inc. is a solutions and services company focused on disrupting the burgeoning green hydrogen industry. The Company's business is the provision of Green Hydrogen, on demand at the point of use through the deployment of a yet to be created Solid Hydrogen ecosystem. Aich2, Inc. aims to offer green hydrogen as a service (GreenHaaS™) by assembling the right complement of technologies and expertise to simplify and decarbonize the entire hydrogen value chain. The net effect would be to reduce the cost at delivery, eliminate the carbon footprint from both end use and the value chain itself, accelerating adoption of hydrogen across verticals. Using proprietary technologies and processes we plan to license or acquire from third parties, hydrogen would be generated from chemical hydrides and water through a chemical process, on-demand at the point of use. The waste products would then be recycled/recharged back into chemical hydride for reuse, through renewable energy sources including wind, tidal & solar, creating an entirely new, sustainable Green Hydrogen ecosystem.

The Aich2 ecosystem, built around solid hydrogen carriers, aims to disrupt the hydrogen economy by eliminating the costly and logistically challenging cooling, compression and transport steps required with both liquid and gaseous hydrogen today. By recycling/recharging solid hydrogen feedstocks using renewable energy, we aim to establish a novel, sustainable green hydrogen value chain. We believe that this solution set will not only accelerate the adoption of hydrogen across the globe on our march to NetZero, the entirely green distribution and storage value chain aims to mitigate significant GHG emissions. At hydrogen production rates needed to meet 2050 targets, the company's technologies could eliminate up to approximately 400 MtCO2 per year by 2030 just by eliminating post-production processes that encumber the current hydrogen value chain. That is equivalent to removing over 80 million cars from the road OR decommissioning over 100 coal fired power plants by the end of the decade.

The Planned Green Hydrogen Ecosystem

The proposed new ecosystem comprises (1) the release of Hydrogen from chemical hydride feedstocks; and (2) the recovery of waste product and recycling/recharging the hydride for redeployment, forming a "Closed Loop" process, each of which we outline below:

Hydrogen Release
Our chemical hydride carriers are safe at room temperature with a high energy density (higher than liquid Hydrogen). When mixed with water in patent-pending Hydrogen release systems, there is a chemical reaction which produces Hydrogen gas. The chemical reaction requires little to no energy input to start the production process and runs until the feedstock is depleted. The process also releases energy in the form of heat that can be captured for useful work. Hydrogen produced is available for immediate use, such as powering a fuel cell or connecting to a hydrogen combustion engine..

Recovery and Recycling

The waste products formed during the hydrogen production process are also stable and non-toxic, and can be readily transported via existing transport infrastructure to our recycling facility. This facility would use renewable energy (Wind, Wave, Solar, Tidal) as the primary power source to recycle/recharge the hydride for use in the next cycle. There is also potential to use "Excess Power" from power-generation companies and/or stranded renewable energy where there is a need to offload excess energy at short notice. In some occurrences these energy companies will pay users to take this excess power in order to balance the power grid. The recycling can be performed by a combination of thermomechanical and electrochemical processes to convert the waste product back to the fully charged form with basic catalysts that are easy to acquire. Aich2 has developed proprietary, patent-pending recycling processes.

There are no supply chain limitations in the substances or reagents used in our ecosystem. The deployment of Solid Hydrogen technologies has significant advantages over the current Hydrogen production and distribution processes. Currently, Green Hydrogen is predominantly produced through electrolysis which requires very large amounts of electric energy to split water into Hydrogen and Oxygen. This electricity is very often produced through processes that are far from green and largely fossil fuel based legacy power infrastructure (e.g. coal-fired power stations). The Hydrogen produced is then cooled to -253°C, liquified and/or stored under pressure which requires a considerable amount of additional energy before being transported in specialized vehicles (road tankers, ships) to the final point of use. Solid Hydrogen technology eliminates the need for any of these complex logistics and specialized vehicles. Solid hydrogen carriers are safe and stable at room temperature, meaning their transportation can be facilitated easily using the existing standard transport infrastructure, resulting in significant reductions in costs and carbon footprint. Furthermore, these carriers exhibit minimal degradation over time, enabling long term Hydrogen storage to mitigate energy insecurities across the globe.

Purpose of the Offering

This offering is designed to provide the funds we need to complete the initial planning stage of our proof-of-concept pilot project. The project is targeted to be conducted in the Orkney Islands, North Scotland in partnership with the European Marine Energy Centre (EMEC).

The proof-of-concept pilot project would:

- demonstrate the capture of excess renewable energy at the site of production using solid hydrogen carriers,
- utilize decarbonized multi-modal transport across road and sea to remote locations,
- implement the release of pure hydrogen on demand at multiple specific applications,
- complete validation of technical readiness level for key licensed technologies, and
- develop techno-economic analysis of solid hydrogen ecosystem and unit level economics.

Initial project design phase work will primarily include (1) negotiation and securing proprietary technologies critical for use in the planned ecosystem, (2) technical implementation and general

project design, (3) regulatory assessment (environmental and other permitting and licensing) and (4) hiring additional contractors and advisors. We anticipate the planning stage will be completed within 6-9 months following receipt of funds.

We anticipate that we will need significant additional capital (ranging between $4-5M) to actually complete the proof-of-concept pilot project. Completion of the pilot project would take approximately 12 months following the completion of the planning stage. We do not anticipate generating revenue until we complete the proof-of- concept pilot project. See Appendix 4. The Offering Page for more information.

Corporate Structure: Briefly describe the corporate structure and relationship between the parent company and the issuing company, if applicable.

Aich2, Inc. is a C Corp originally formed in the State of Delaware in May 2023. In June 2023, Aich2, Inc. merged with Aich2, LLC, a South Carolina limited liability company, and predecessor to Aich2, Inc.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities issued under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Specific Risk Factors [8, 22, 23]

Material Risk Factors [8]

Provide company-specific risks related to your business of which investors should be made aware. Avoid generalized statements and only include risks that are unique to you.

The Company's Solid Hydrogen Ecosystem Is Unproven

The financial viability of the business model utilizing a solid Hydrogen ecosystem is unproven. This system is dependent upon the successful recycling/recharging of the candidate metal hydrides efficiently, coupled to renewable or low cost stranded energy, and at a high rate of yield i.e. >80%. While the company believes these targets should be achievable, it has yet to achieve these results or put its ecosystem into action. The Company has identified a select group of partners and a test site (which is already producing excess renewable energy) to prove out the solid hydrogen carrier ecosystem but testing has not begun and we make no guarantee that the solid Hydrogen ecosystem will function as anticipated, if at all.

Failure to Complete the Proof-of-Concept Pilot Program Would Be Materially Adverse to Our Business

Currently our only revenue model is depending upon successful completion of the proof-of-concept pilot program. Our business would be materially adversely affected and you may lose your entire investment if we do not complete this pilot program. We anticipate that we will need significant additional capital (ranging between $4-5M) to actually complete the proof of concept pilot project. The pilot project is not guaranteed to be a success. Our business may fail if we cannot successfully complete the pilot project.

We May Not Be Successful In Completing Various Steps In The Planning Phase Of The Pilot Project.

The Initial project design phase work (which this offering is designed to fund) will primarily include (1) negotiation and securing licenses of existing proprietary technologies critical for use in the planned ecosystem, (2) technical implementation and general project design, and (3) regulatory assessment, permitting and licensing. If any of these planning steps fail our business would be harmed and you may lose your investment. For instance, failure to secure licenses to the proprietary technology, if at all or on commercially reasonable terms, would delay our business or impede our ability to pursue the pilot program. We may not be able to secure or may lose long-term partnerships. We could determine regulatory hurdles are unable to be surpassed at reasonable expenses.

Inability to Access Renewable Power Could Impair Our Business

The modeling of a cost efficient recycling process assumes consistent access to renewable energy sources such as wind, wave, tidal & solar at economically viable rates from third party suppliers. Our business would be materially adversely impacted if we are unable to secure renewable energy sources or if the rates charged by vendors exceed our estimates.

Metal Hydride Supply Shortages or Cost Increase Could Impair Our Business

Price fluctuations and supply constraints could negatively impact the availability of metal hydrides as the raw feedstock in the Ecosystem. Our business would be materially adversely impacted if we are unable to secure metal hydrides or if the rates charged for these materials exceed our estimates.

Reliance on Third Party Licenses

The Company does not own or have licenses to the Hydrogen release technologies proposed for deployment in the pilot program. We will not be able to complete the pilot program if we are not able to secure licenses on reasonable terms from the owners of such IP. The Company's ability to meet obligations to customers and partners may be adversely affected if suppliers or subcontractors do not perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. The Company's suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations.

Software/Hardware failure

With all technology, there is a possibility of having unexpected software and/or hardware failures. If this occurs, it could require repair or replacement. This could inhibit the operation of the solid Hydrogen ecosystem until repairs or replacements are made. There could be a further cost burden to the Company, if these are not covered by warranty at the time reducing the profit margin for investors as the Company in many cases guarantees that systems will operate for customers, and in these cases, holds ultimate responsibility for maintenance and functional status of these systems. While the Company does utilize to the extent possible long term manufacturer warranties, installer warranties, 3rd party maintenance contracts, and insurance policies of various types, there is no guarantee these will cover the full range of possible failures of or damages to the systems.

Change in Regulations Could Negatively Impact our Business

The energy production and supply industry is subject to legislation and regulation at all levels of government - federal, state, and local. We also intend to operate outside of the US, which adds complexity to our regulatory compliance. A significant portion of the proceeds of this offering will be used to undertake a regulatory assessment to determine what permitting, licenses and other regulatory requirements must be satisfied to implement the pilot program and to implement our business plan. Compliance with these requirements could prove to be too expensive or impractical for the Company. In addition, regulations are continually being reviewed and we expect that court actions and regulatory proceedings could change the Company's obligations under applicable federal, state and local laws (including global requirements), which cannot be predicted. Modifying existing requirements or new requirements can have a negative impact on Company business.

Our Target Offering Amount Is Set at a Low Threshold

Our Target Offering Amount has been set at a threshold that will allow us to close on funds quickly. Except as set forth in the discussion of the Use of Proceeds, we are not expecting to accomplish any significant business goals with the funds we accept if it is limited to the Target Offering Amount. We anticipate the need to raise $124,000 in the Offering to be able to complete the initial planning stage for the proof-of-concept pilot program. Your investment could be at risk if we do not raise additional funds above the Target Offering Amount.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure a significant amount of funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all.

If the Company is not able to raise capital to meet its business plans, the Company may not have the cash to provide security holders a return on their investment. If the Company raises additional funds through bank loans or other debt obligations, the terms of the additional debt issued could impose significant restrictions on operations. If adequate funds are not available, the Company may have to delay, scale back, or eliminate some of its operations or development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on the Company's financial condition. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Nascent Industry

Whilst there is considerable interest and investment in the Green Hydrogen industry, the industry has not matured. There is no certainty of the number of consumers interested in engaging with the Company in a solid hydrogen solution. The Company will rely heavily on its customers and could lose some of its customers, which could be detrimental to the Company. The Company will need to continue to attract new customers to assure growth.

Untested Technology; Lack of Commercially Viable Product

There can be no assurance that any technology or products of the Company will be successfully commercialized in any market or that they will reach any level of sales. In particular, management's expectations regarding the commercialization of technology and products could be affected by, among other things, unexpected field trial results, analysis of existing or new data; unexpected regulatory actions or delays, or government regulation generally; our ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; government, industry, and general public pricing pressures; and additional factors that involve significant risks and uncertainties about our products, product candidates, financial results and business prospects. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, or expected.

We have founder debt that becomes due at the end of 2024.

We have a $75,000 line of credit with our founder which has a maturity date of December 31, 2024. As of October 29, 2023, there was approximately $58,784.40 in principal amount outstanding (excluding accrued interest). The Company may need to take additional advances under this arrangement to cover offering expenses and to cover working capital. The Company does not plan to use any of the proceeds from this Offering to repay this loan. We cannot predict whether the company will need to draw additional advances under this loan prior to termination of this Offering.

Speculative

The Company's business objectives must be considered highly speculative. No assurance can be given that an Investor will realize their investment objectives or will realize a substantial return (if any) in their investment or that they would not lose their entire investment in the Company. As a result, each prospective Investor should carefully read this Form C. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS/HER/ITS ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISORS PRIOR TO MAKING AN INVESTMENT.

Investment In Personnel

The Investment in a security is also an investment in the founder or other management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. The Company plans to but has yet to recruit and hire additional employees into the firm; the success of this raise will in part determine the Company's ability to do so. An Investor should also be aware that a portion of their investment may fund the compensation of the Company's contractors, however no portion of the proceeds will be used to compensate management. (However, there is the potential for proceeds to be used to retire founder debt.) An Investor should carefully review any disclosure regarding the company's use of proceeds.

Limited Operating History

The Company and its development projects continue to mature. The Company has no revenue to date. The likelihood of successes should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of maturity. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Lack of Company Control

Investors will not be purchasing equity interests in the Company, do not have voting rights and will not have the ability to participate in the company's decision making process and must rely on management of the Company.

Key Personnel

The Company is very dependent on its founders and key personnel. If anything catastrophic were to happen to the Company's founders, or key personnel, the future of the Company may be compromised. The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. To be successful, the Company needs people to run the day-to-day

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operations. As the Company grows, it may on occasion need to attract and hire key personnel or contract for additional services like marketing, sales, development, finance, legal, and other areas. The Company may not be able to locate this personnel when needed. The Company may not be able to locate or attract this personnel when needed, or the Company may make hiring mistakes, which could adversely affect its business, financial condition, and operating results. The Company management may also have other professional obligations or enterprises that could result in risks arising from those obligations.

Liability Prone

The Company is working with trusted and experienced partners, but the Company may still be involved in lawsuits. The potential lawsuits can harm the business projections of the Company and therefore may harm the company.

Force Majeure

There is the possibility that a natural disaster or other event beyond the control of the Company could cause damage to the equipment or progress of projects that the Company is involved in. This may cause unexpected replacement costs and negatively impact financial returns for the Company. While the equipment would be subject to insurance policies, during the construction period, and during the operating term, and these policies may cover replacement costs for potential damage, all possible damage may or may not be covered by the insurance company, depending on what insurance is secured for each project.

General Economic Conditions

The success of the Company can be impacted by general economic conditions — adverse economic conditions could impact the Company's ability to complete the pilot program, or if that is successfully completed, grow sales and collect revenue from its contracts. The company may lose partners or not be able to obtain customers as a result of an economic downturn. The company may need to reassess its business model and growth plans in response to a recession, depression, or other negative economic trends.

Undercapitalization

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, it may not be able to execute our business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause an investor to lose all or a portion of his or her investment.

Investment is not a Diversified Investment

The Company's investments may be negatively affected by the sustainability industry. The Company is a "non-diversified" investment and changes in the financial condition or market value in its industry may cause a greater fluctuation than in a "diversified investment".

Illiquidity

Pursuant to state and federal securities laws, an Investor will be limited in their ability to resell their investment for the first year and may be required to hold such investment indefinitely. Unlike investing in companies listed on a stock exchange where one can quickly and easily trade securities on a market, an Investor may have to locate an interested buyer if such Investor does seek to resell a Security, and must obtain Company written approval. The securities are subject to transfer restrictions and rights of first offer benefiting the Company contained in its bylaws, a copy of which can be made available to investors upon request.

Cancellation restrictions

Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

Limited disclosure

The Company may disclose only limited information about the Company, its business plan, the Offering, and its anticipated use of proceeds, among other things. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — continuing disclosure that you can use to evaluate the status of your investment. In contrast, an Investor may have only limited continuing disclosure about their crowdfunding investment.

Possibility of Fraud

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

No Collective Action

There are no provisions for investors to collectively agree to new terms with respect to the Securities or restructure or reschedule amounts due on the Securities. There are no provisions for investors to collectively pursue repayment of the Securities. There are no provisions for investors to communicate with each other or take any collective action.

No Public Market; Restrictions on Transfer

There is no public market for, and the investor may be unable to sell, the Securities. The Company's offer and sale of the Securities will not be registered under the Securities Act or under any state securities laws. No transfer of the Securities may be made unless the transfer is registered under the Securities Act and applicable state securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer, the Company may require the transferor to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer.

Restrictions on Transferability of SAFEs Will Limit the Ability of Purchasers to Transfer their Interests

Securities offered hereby will be "restricted securities" within the meaning of the Securities Act and, consequently, will be subject to the restrictions on transfer set forth in the Securities Act and the rules and regulations promulgated thereunder. As restricted securities, the Securities may not be offered, sold, transferred or delivered, directly or indirectly, unless such an exemption from registration under the Securities Act and any applicable state securities laws is available. The shares that may be issued upon conversion of the SAFEs will be subject to additional transfer restrictions and a right of first refusal benefiting the Company and its assigns (which is set forth in the Bylaws of the Company). Moreover, there will be no liquid, public market for the Securities, and none is expected to develop.

Prospective Investors Should Not Rely on the Past Success of the Company, the Manager or its Affiliates

Any prior transactions sponsored by the Company, the Manager or the Company's affiliates should not be relied upon by prospective Investors to anticipate the success of this Offering or the Company. Such generalizations are difficult to make, and prospective Investors should not, therefore, rely on any prior transaction discussions to anticipate the success of this Offering or the Company.

No Tax Advice

No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment in the Company. Each prospective Investor should consult with and rely solely upon the advice of his, her or its own tax advisers.

SAFE Risks

Indefinite or delayed conversion

The SAFE will convert to equity only if the company raises more equity through the sale of preferred stock (only). If that does not happen you could own your SAFE indefinitely. The Company may never conduct a future equity financing. In addition, the Company may never undergo a Liquidity Event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity.

If the SAFE converts, you will be required to sign whatever documents the new investors sign as part of the equity financing. Your shares will be subject to transfer restrictions and a right of first refusal benefiting the Company and its assigns as set forth in the Bylaws of the Company.

No Voting Rights

The SAFE holder has no rights to vote and even upon conversion of the SAFE into equity interests, the holder will essentially never be able to vote upon any matters of the Company, except as required by law. You will have no ability to control the management of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Event of Default or Sale of the Company

In the event of the dissolution or bankruptcy of the Company, or a liquidity event such as the sale of the Company, the holders of the SAFEs that have yet to convert will be entitled to distributions once all of the creditors and more senior security holders have been paid in full. There is no guarantee that Safe holders will receive their investment back and an additional return. As a SAFE holder, you are ahead of common stockholders (but on par with any preferred stockholders) at the time of the event for a payout; once the SAFE has converted, you will have the same liquidation or dissolution status as the capital stock issued upon the conversion which is unknown at this time. Equity interests are typically the last security type to be paid out - and for an early stage start up – are likely not to receive your investment back.

Insufficient liquidity

Upon the occurrence of certain events, holders of the SAFEs may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities or indebtedness, the SAFEs do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

Equity securities acquired upon conversion of the SAFEs may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity and SAFE securities will be subject to dilution. The Company anticipates a need to issue additional equity to raise third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering; however, we currently anticipate needing at least an additional $4M to complete the pilot project. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Long term hold

The SAFE has no maturity date. Hence, you could be forced to hold your SAFE indefinitely.

As there is no public market, and there may never be one, along with other transfer restrictions, the investor is unlikely to be able to sell their security. The investor must therefore bear the economic risks of its investment for an indefinite period of time.

No Promise of Return

Unlike a debt holder, a SAFE investor is not entitled to any specific payment and is deemed to bear the greatest risk to get a return on investment.

Valuation Risk

There is no present market for the SAFEs and the Company has arbitrarily set the price and valuation cap. The valuation cap and price was not established in a competitive market thus the price has been set arbitrarily for the SAFEs with reference to the general status of the securities market and other relevant factors. Neither the price nor the valuation cap for the SAFEs should not be considered an indication of the actual value of the SAFEs and is not based on the Company's asset value, net worth, revenues or other established criteria of value. There is no guarantee that the SAFEs can be resold at the Offering price or at any other price.

Market, Inflation, and Interest Rate

Any investment is subject to general market risk. Market risk is the impact of the overall condition of financial markets. When the markets are doing well, that sentiment generally carries over to individual securities - and vice versa. Geopolitical, economic, and other uncertainties can impact the markets significantly - creating increased volatility. Generally, volatile markets can be a cause for reduced valuations of companies and investments. Inflation and interest rate risk can operate separately or in tandem. Interest rate risk impacts a business by potentially increasing their costs to do business e.g., borrowing costs. If you couple this rise in rates due to inflation, then the value of the dollars the company earns is worth less. Not all businesses can pass on higher costs to their customers. And this increases the possibility that customers may be feeling the pinch and pull back from purchases.

No Public Market; Transfer or Sales Limitations

There is no public market for, and the investor may be unable to sell the SAFEs, and if converted the equity interests. No transfer of the SAFEs or if converted the equity securities may be made unless the transfer is registered under the Securities Act and applicable state securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer or sale, the Company may require the transferor to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer. The costs of a legal opinion can be burdensome and you may not be able to afford the cost.

Additionally, during the first year after issuance of the SAFEs or if converted in that time period to equity interests, there are additional Regulation CF restrictions that limit to whom the holder can transfer or sell the securities. If converted to equity interests, Rule 144, which permits the resale of equity interests, subject to various terms and conditions of restricted securities after they have been held for one year, does not apply to the equity securities of the Company, because the Company is not required to file and does not file, current reports under the Securities Exchange Act of 1934, as amended. The Company cannot assure the investor that the Company will become a reporting company in the foreseeable future or that any market for its stock will develop at any future date or that such market, if any, will be sufficiently active to provide liquidity. These limitations may further impact the ability to find a buyer and the valuation of the security.

Limited opportunity to cure

Investors will not receive any notice of default, material changes, or other problems with the Company.

No Collective Action

There are no provisions for investors to communicate with each other or take any collective action.

Use of Proceeds

While the Company intends to use funds raised in the Offering in a manner consistent with that listed in the Use of Proceeds section, the Company ultimately has discretion over the use of the proceeds to use in legitimate ways for its business. Investors have no control over the ultimate use of raised funds.

Business Projections

Business projections may not be reached. Forecasting revenues and expenses, particularly with limited track record as a business and industry, is unlikely to be accurate. Projections are based on a series of assumptions that may or may not turn out to be correct. The Company may not have accounted for all possible scenarios. Operating costs such as taxes and costs of scaling and expansion are hard to predict. Investors can expect that the business projections will be modified frequently to adjust for actual results and market trends.

Financial Controls for Small Companies

The Company likely does not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Company Insiders or Intermediate Family Members May Invest

The amount raised in this offering may include investments from company insiders or immediate family members. Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Risks Related to Minority Ownership Factors [22]

SAFE investors have no voting rights. Upon conversion, they will be minority shareholders with no voting rights. They will not have an input on decisions made by the Board and/or the Principal Shareholders. Investors in this offering may have less rights than other investors. Principal Security Holders own all of the outstanding voting equity of the Company and over 90% of the voting equity of the Company on a fully diluted basis. Accordingly, the Principal Security Holders have the sole ability to control the day-to-day operations of the Company, including additional financings, which could materially impact the Company's ability to meet its SAFE obligations or could further dilute investors ownership through issuance of capital stock. SAFE holders have no ability to influence Company action. SAFE holders who convert into Equity Interests of the Company will not have voting rights (even if the investors who participated in an equity financing that triggers conversion of the SAFE receive Equity Interests that have voting rights).

Risks Related to Certain Corporate Actions [23]

Additional issuances of securities

The Company may issue additional securities of the same, or different, class, to the Securities of this offering which may reduce the value due to dilution. Those additional issuances may have preferred rights or other preferential treatment that negatively impact the SAFE-holders ability to receive a dividend or expected return.

Company repurchases of securities

The Company has a right of first refusal on all outstanding shares under its bylaws and the founder's shares are subject to vesting and repurchase if they depart the Company early. Any repurchase of securities by the Company potentially reduces the Company's available funds to support its business. SAFE and minority shareholders will have no rights to influence the decision to repurchase shares.

Transactions with related parties

Any related party transaction that results in Company expenditures, potentially reduces the Company's available funds, which could create an increased risk that sufficient funds may not be available to for key business investments In addition, it is possible that a related party transaction may be on terms that are not reflective of fair market value.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

Use of Proceeds [10]

The fundraising proceeds have been/will be used to finance the project design of the proof-of-concept pilot project to demonstrate the Company's complete solid hydrogen ecosystem, from deployment of solid hydrogen carriers, through release of the hydrogen via patented technology, to recycling of the waste products back to solid hydrogen using renewable energy. The pilot project is targeted to be conducted in the Orkney Islands, North Scotland in partnership with the European Marine Energy Centre (EMEC). This planning phase will be conducted over the next 6-9 months from the close of the raise.

With the capital raised in this first close, we have made good progress in identifying the core technology for on-demand hydrogen production and securing a deal for purchase of that technology stack following full capitalization of the company. Additionally, in collaboration with our academic and industry partners both here in the US and Scotland, we have refined our recycling methodology in preparation for bench scale testing this year. These are core elements that form the foundation of the full deployment at EMEC planned for later this year.

	If Target Offering Amount	
	$	%
Total Proceeds	**30,000**	**100%**
Less: Raise Green Contingent Service Fees	2,100	7%
Less: Raise Green Escrow and Processing Fees	1,600	5%
Net Proceeds	**26,300**	**88%**
Technical/Project Mgmt Experts	14,000	47%
Regulatory/Government relations	6,000	20%
Travel & General operating	4,300	14%
Less: Legal	1,000	3.5%
Less: Accounting	1,000	3.5%
Total Use of Net Proceeds	**26,300**	**88%**

Table 2. Use of Proceeds Table.

Technical and Project Management Experts have been identified with core expertise in hydrogen and large scale green energy implementation projects. These funds will be used to pay them as consultants and subject matter experts on the pilot project to achieve the aims described above.

The regulatory requirements to implement our project in Scotland will require consultants with experience in similar types of projects in Scotland to ensure permitting and regulatory compliance are achieved. Similarly, we expect dialogue with Scottish government authorities at the local and federal level during the planning and implementation phases.

The Company will use the Target Offering Amount for the following:

Approximately 81% to finance the Proof-of-Concept Pilot trial and 7% to cover legal and accounting costs. Raise Green charges a flat fee of $1,600 [escrow and processing fee] plus a 7% service fee on this amount based on a sliding fee schedule.

The Company will adjust roles, tasks, and purchases based on the net proceeds of the offering. While the Company plans to use the proceeds in the above manner, the Company maintains discretion to alter the use of proceeds, set forth above, to adhere to the Company's overall business plan and liquidity requirements.

Delivery of Securities [11(b)]

[Explain how the Company will close the offering and deliver the securities to the investors]

See Appendix 1

Canceling a Commitment to Purchase [12]

See Appendix 1

You cannot cancel your investment once you own the securities.

Securities of the Company

Securities Being Offered [13, 14, 15, 16]

Terms of Securities [13]

[Describe the terms of the securities being offered]

Below is a summary of the terms of the security. See the Terms of the Securities in the Subscription Agreement (which includes the complete terms of the SAFE) and is located in Appendix 3.

Issuer Name / Company Description	Aich2, Inc. Development and deployment of a disruptive green hydrogen ecosystem
Desired Funding Type	SAFE
Interest Rate or Target IRR	N/A

(Equity and Debt)	
Maturity (Debt and Convertible Note)	N/A
Payment Frequency (Debt Only)	N/A
Discount (SAFE and Conv. Note only)	15%
Valuation Cap (SAFE and Conv. Note only)	$10 million Post Money
Automatic Conversion	Automatically converts into non-voting shadow preferred stock upon the issuance of preferred stock by the company at a fixed price. The conversion price is equal to the lesser of the price implied by (i) a $10 million post-money valuation cap (the "Valuation Cap"), or (ii) a fifteen (15) percent discount to the price per security paid by investors in the equity financing.
Liquidity Event	Holder has option to receive cash payment equal to the greater of (i) the Purchase Amount or the amount paid for the SAFE (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (which is based off the Valuation Cap).
Dissolution Event	Company pays holder an amount equal to Cash-Out Amount (in preference to distribution of assets to holders of outstanding capital stock)
Pro Rata Payment Rights	All payouts of cash will be pro-rata with other holders of SAFEs in the event there are insufficient funds to pay Purchase Amount
Amendment by Majority-in-Interest	The SAFEs may be amended by each holder thereof or a "Majority-in-Interest", which refers to "Majority-in-interest" refers to the holders of the SAFEs whose SAFES have a total purchase amount greater

	than 50% of the total purchase amount of all of the SAFEs issued in this offering

Voting Rights and Limitations [14, 15]

Do the securities have voting rights? No

Are there any limitations on any voting rights?

The holders of the SAFEs are not entitled to vote on any matters pertaining to the Company. Equity Interests (as defined in the SAFE) issued upon conversion of the SAFE are non-voting.

Modification of Terms [16]

The terms of the security cannot be modified solely by the Company once the SAFEs are issued to investors without written consent of a Majority in Interest of the SAFE holders. Per Regulation CF, the terms of the security could be modified by the Issuer during the raise process, but that would be considered a material change and require investor reconfirmation. Once the Offering - has passed the Closing Date, the Issuer cannot modify the terms. See Appendix 1 for more information.

Restrictions on Transfer

See Appendix 1

The Company requires written consent in advance of any transfer whether in the first year or thereafter. The Company has a right of first refusal on the Equity Interests that may be issued upon conversion of the SAFEs set forth in the Bylaws of the Company. See the Subscription Agreement Appendix 3 for additional information.

Other Outstanding Securities [17, 18, 19, 20]

Other Classes of Securities [17]

Class of Security	Securities Authorized	Securities Outstanding	Voting Rights	Other Rights
	(Number or Amount)	(Number or Amount)		

Common Stock	5,000,000	689,474	Yes	Shares subject repurchase by Company; Shares subject to Bylaw transfer restrictions and Company ROFR in Charter; No antidilution protection, participation rights or redemption rights
Options to Purchase Common Stock	90,000.00	20,000.00	No (until options are exercised)	Options subject to vesting and terms of stock incentive plan; shares issued upon exercise treated as Common Stock (as outlined above)
Warrant to Purchase Common Stock	10,000.00	10,000.00	No (until warrant is exercised)	Warrant can be exercised at any time prior to 10 year anniversary from issuance date (May 22,2023); shares issued upon exercise treated as Common Stock (as outlined above)
SAFE		$34,500	No	15%Discount; $10million post-money valuation cap

Table 3. Capital Structure as of December 31, 2024

Limitation and Dilution of Rights [18]

[Describe how the rights of the securities being offered may be materially limited or diluted by the rights of any other security or class of security of the Company]

The Company's equity and SAFE securities will be subject to dilution. The Company anticipates a need to issue additional equity to raise third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the SAFE will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company.

When the Company issues more shares, the percentage of the Company that you indirectly own will go down, even though the value of the Company may go up. You will indirectly own a smaller piece of a larger Company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees receiving equity awards or exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. This type of dilution might happen upon conversion of the SAFEs or other convertible notes into shares. Typically, the terms of convertible notes and SAFEs issued by early-stage companies provide that in the event of another round of financing, the holders of the securities get to convert them into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, the securities may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the SAFEs or notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the SAFEs will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to indirectly own or retain a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of your securities can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Other Differences Among Classes of Securities [19]

[Are there any differences not reflected in the explanation above between the securities being offered and any other class of securities of the Company? (Y/N)]

No

Rights of Principal Shareholders [20]

[Describe the effects, if any, of the exercise of rights held by the principal shareholders listed above on the purchasers of the securities being offered here]

Principal Security Holders own all of the outstanding voting equity of the Company and over 90% of the voting equity of the Company on a fully diluted basis. Accordingly, the Principal Security Holders have the sole ability to control the day-to-day operations of the Company, including additional financings, which could materially impact the Company's ability to meet its SAFE obligations or could further dilute investors ownership through issuance of capital stock. SAFE holders have no ability to influence Company action. SAFE holders who convert into Equity Interests of the Company will not have voting rights (even if the investors who participated in an equity financing that triggers conversion of the SAFE receive Equity Interests that have voting rights).

Valuation of Securities Being Offered [21]

[Explain how the securities being offered are being valued. Include examples of future valuation methods]

In a liquidity or dissolution event of the Company, the SAFE is intended to operate like a standard preferred equity instrument. Upon the next bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues preferred equity interests at a fixed valuation, the SAFE shall convert into a non-voting "shadow series" of same type of preferred equity interests issued in such financing. at a price per security equal to the lesser of the price implied by (i) a $10 million post-money valuation cap (the "Valuation Cap"), or (ii) a fifteen (15) percent discount to the price per security paid by investors in such equity financing. The shadow series of the equity interest issued in the financing (that will be issued to holders of SAFES) will be the same type of preferred equity but will not be voting and will have appropriate adjustment for the original issue price and liquidation preference of such interests.

The price of the Securities at time of offer was been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value. The Company had not conducted a third-party valuation in connection with the Offering,

In the future, the Company may retain third-party valuation firms to perform valuations of its stock based on a set of factors that may include the following: price of other securities offered by the Company, the Company's financial condition, general market conditions, the Company's business performance and projections, the Company's stage of maturity, the Company's competitive landscape, general economic conditions.

Outstanding Indebtedness [24]

Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
$113,784.40 Loan by Founder	5%	12/31/2025	Revolving Line of Credit of maximum $150,000. $113,784.40 is outstanding as of the date hereof. None of the proceeds from this offering is intended to be used to repay this indebtedness.
$33,075.41	N/A	Due and	Reflects existing Accounts Payable (as of

		payable	January 4, 2025) from Company vendors including legal and marketing. A portion of proceeds from this offering may be used to pay these Accounts Payable if the Company raises more than $100,000 in this Offering.
Smith Anderson LLC Duane Morris LLC			

Table 4. Material indebtedness of the Issuer as of December 31, 2024

Other Exempt Offerings [25]

The Company has conducted the following other exempt offerings within the past three years.

Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
900,000.00	$900	Working Capital	May 23, 2023	Section 4(a)(2)
20,000.00	$0	N/A	October 30, 2023	Rule 701
10,000.00	N/A	N/A	October 30, 2023	Section 4(a)(2)
34,500	$34,500	See Above	April 16, 2024	Section 4(a)(2)

Table 5. Exempt offerings

Related Party Transactions [26]

[Describe all transactions within the last fiscal year, and any currently proposed transactions, between the Company and a related party where the transaction amount exceeds 5% of the aggregate amount raised by the Company (including the amount of this raise) during the preceding 12 months.

A related part is defined as: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the issuer was incorporated or organized within the past three years, any promoter of the issuer; any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or

29

sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.]

Eric Brown, our founder, President and CEO and a member of our Board of Directors, has provided the Company with a $150,000 line of credit to assist with startup expenses and initial operating costs. The line of credit matures on December 31, 2025 (subject to adjustment by mutual agreement). The Company may take advances under the line of credit, up to $150,000. Interest accrues from the date of each advance until such principal amount is paid in full at the rate of (i) five percent (5%) per annum or (ii) the applicable federal funds rate in place at the time of the Advance (if lesser). The principal amount outstanding under the line of credit was $113,784.40 as of January 4th, 2025. The Company does not intend to use proceeds from this offering to repay this line of credit.

Financial Condition of the Company

THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING FINANCIAL STATEMENTS AND/OR PROJECTIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS AND PROJECTIONS AS A RESULT OF VARIOUS FACTORS, INCLUDING THE RISKS TYPICALLY ASSOCIATED WITH THIS TYPE OF ENTERPRISE AND CHANGES IN THE MARKET. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS AND PROJECTIONS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES THAT OCCUR AFTER THE DATE OF THIS OFFERING STATEMENT OR TO REFLECT THE OCCURRENCE OF ANY UNANTICIPATED EVENTS.

Operating History [27]

Aich2, Inc. was formed in May of 2023 and therefore has limited operating history. We are still in formation/pre-revenue development and expect to continue to be in this stage until we successfully complete the proof-of-concept pilot project.

Current Condition and Historical Results [28]

The Aich2 Inc. founders have been working on this business proposition for over 36 months. We have been curating partners, technologies, and formalizing the business plan. In early 2023 we began operating as an LLC in South Carolina, and in May 2023, formed a Delaware C-Corp and merged the original LLC into the Delaware C-Corp in June 2023. We are purely self-funded to date and have relied on loans from Eric Brown (our founder, CEO and member of the board of directors) to operate the business. At this stage, we have no revenue or other business-related source of liquidity until we complete the proof of concept pilot project and secure funding through this offering and through future capital raises.

Capital resources are limited.

Statement on Liquidity. Comment on any expected challenges.

What is your company's liquidity position? (e.g. cash, assets, etc.)

This offering is designed to provide the funds we need to complete the initial planning stage of our proof-of-concept pilot project. We anticipate that we will need significant additional capital (ranging between $4-5M) to actually complete the proof of concept pilot project. We currently have approximately $5,000 in cash on hand and can draw down approximately $12,000 from our line of credit with our founder. We do not anticipate generating revenue until we complete the proof of concept pilot project.

How fast will the Company use its current cash resources?

Our cash reserves and line of credit will permit us to continue operations through Q4 2025. Assuming we raise an additional ~$50,000, we anticipate that the initial planning work for the proof-of-concept pilot project would take six to nine months. We will need to raise significant additional capital to launch and complete the pilot project. Completion of the pilot project (assuming financial resources can be obtained timely) would take an additional 12 months. We will not be able to achieve revenue until the proof-of-concept pilot project is complete.

How will funds from this raise affect your liquidity position?

We will use the funds raised in this offering to complete the initial planning work for the proof-of- concept pilot project. Completion of this stage will not directly lead to commercialization. We will need to raise additional capital to pursue our business plans. Since we only raised ~30k net of fees we are still actively seeking funds for pilot project planning and execution as well as full scale commercial launch.

Statement on Capital Resources. Comment on any expected challenges.

What capital resources do you have -- or expect to have -- available? (e.g. debt financing, grants, investments, etc)

Aich2 is purely self-funded thus far, depending primarily on an insider loan from its founder and CEO. A successful crowdfund campaign on Raise Green will provide us with a maximum of $124,000 in capital, which we anticipate will permit us to complete the initial planning stages of the proof-of-concept pilot project but that significant additional capital will be needed to launch and complete the pilot program and commercialize a product.

Is the Company dependent on the capital resources described above?

Without additional capital resources we cannot conduct the necessary planning work to position us to launch our pilot program. Significant additional capital will be needed to launch and complete the pilot program and to commercialize our product..

Financial Statements and Operation Discussion

Unaudited	Jan 4, 2024	December 31, 2024
Total Assets:	$20863.58	$9174.75
Cash & Cash Equivalents:	$20863.58	$9174.75
Accounts Receivable:	0	0
Short-term Debt:	$50000	$107,000
Long-term Debt:	0	0
Revenues/Sales:	0	0
Cost of Goods Sold:	0	0
Taxes Paid:	0	0
Net Income:	-$41982.86	-$110,588
# Employees	0	2

Table 6. Unaudited Financial Statements as of December 31, 2024

[Discuss the above financial results for the two years. Comment on if investors should expect similar or different results in the future]

Aich2 has no revenue to date. Significant additional capital will be needed to launch and complete the pilot program and to commercialize a product. Even if we are successful in raising the additional capital we need, we do not anticipate having any revenue for at least the next 18 months.

[Discuss any known material changes or trends in the financial condition and results of operations from the December 2024 financial statement provided)]

N/A

Financial Milestones. Provide upcoming Yearly or Quarterly targets and metrics.

This offering is designed to provide the funds we need to complete the initial planning stage of our proof-of-concept pilot project. We anticipate that we will need significant additional capital (ranging between $4-5M) to actually complete the proof-of-concept pilot project. We currently have approximately $5,000 in cash on hand and can draw down approximately $15,000 from our line of credit with our founder. We do not anticipate generating revenue until we complete the proof-of-concept pilot project. It is anticipated that Aich2 will commence revenue generation through commercial sales in Q3 2025, assuming we successfully complete our current raise in a timely manner. Assuming a margin on every kg of H2 sold in deployments of the solid hydrogen solution and regeneration of carriers at scale, we anticipate total revenue for 2026 estimated at $6,200,000 and estimated revenue in excess of $20 million with gross margin approx 52% by the end 2027.

When does the Company's Fiscal Year end?

The Company's fiscal year ends on December 31.

Financial Statements [29]

See Appendix for 2023 and 2024 Financial Statements Additional Information

Involvement in Legal and Regulatory Proceedings [30]

[Answer (1) – (8) of Question #30, and all subparts thereto, of Form C. If answering "Yes" to any question, explain the circumstances and outcome of such proceeding or action.]

All questions were answered "No".

Other Material Information [31]

[Provide any further material information as may be necessary to avoid making a material misstatement or omission in the document.]

The Company has no other material information to provide.

Appendix – Important Information About the Crowdfunding Process

Investors should read carefully.

Delivering Securities to Investors

Securities were delivered through electronic transmission.

The Company maintains the ongoing record of investors for each offering they conduct under Regulation CF. Any questions related to an investor's holding should be directed to the Company.

Certain of the information below has been carried into the Annual Report from the original Form C and is provided for information only.

Ongoing Reporting Requirements

The Company will file a report with the Commission annually and post the report on its website (see "The Company"), no later than 120 days after the end of each fiscal year covered by the report. The issuer may terminate this reporting obligation in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)). Eligibility for termination occurs when one of the below conditions is met:

1. The issuer is required to file reports under section 13(a) or section 15(d) of the Exchange Act (15 U.S.C. 78m(a) or 78o(d));
2. The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
3. The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4. The issuer or another party repurchases all of the securities issued in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. The issuer liquidates or dissolves its business in accordance with state law.

Remuneration for Raise Green

Remuneration for Raise Green is only paid if this raise is successful in meeting its target amount. Raise Green will be paid a flat 7% of the amount raised which is withdrawn directly from the escrow account before disbursing funds to the Company. Raise Green earns a flat platform fee of $1,000, and if the Company submits an amendment to this Form C, called a Form C-A, an additional $1,000. Raise Green may charge the Issuer a transaction processing fee that will depend on the funds raised, and will be disclosed at the end of the Offering.

Investing Process During the Offering

To invest in an offering, Investors must have an Account with Raise Green. Raise Green collects certain personal information to run a Know-Your-Customer and Anti-Money Laundering check on each investor at no cost to the investor. An individual must be 18 years of age to invest. Investors that are non-US residents may not be able to participate in the Offering due to local securities laws. After you select to invest on the Raise Green investor Marketplace, if you do not already have an Account set up, you will be asked to provide certain information to enable Raise Green to set up your Account. You will also need to sign a Subscription Agreement for the investment you have selected in order to purchase the Securities and select your payment method. The Purchaser's funds for payment will be deducted and then held in escrow with North Capital Private Securities Corporation, an independent escrow facilitator, during the Raise.

Subscription Agreement

Subscription Agreements are an investor's application to participate in the crowdfunding offering and include the Terms of the investment attached as Appendix 1 to the Subscription Agreement. It is a two-way agreement between the issuer to sell and the investor to purchase an agreed-upon amount of securities at an agreed-upon price. A Subscription Agreement is typical with private security offerings like those under Regulation Crowdfunding. The Subscription Agreement is not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds for the investment amount will be returned without interest or deduction. Certain payment methods may have additional fees that will be disclosed at time of purchase; those additional fees will be returned to the investor if their transaction is canceled.

Progress during an Offering

Raise Green investor marketplace will display on the issuer's Offering Page, an investment progress bar and Updates regarding the Offering. For those with investment commitments in the offering already, you will receive certain email notifications from Raise Green. Investors can ask questions of the Issuer during the offering period on the "Q&A" (also referred to sometimes as the Forum) tab on the Issuer's Offering Page. You must be signed into your Raise Green Account in order to be able to ask your question, however.

Cancellation During an Offering

Investors may cancel an investment commitment for any reason up until 48 hours prior to the deadline (Close date) of the Offering period..

Once the securities have been sold and issued to investors, investors cannot cancel their investment.

Early Close, "Rolling" Close, and Material Changes During an Offering

Raise Green, as the intermediary conducting the offering, will notify investors when the Target Offering Amount has been met.

If the issuer reaches the Target Offering Amount in settled funds prior to the Offering Close date, the Offering has been available for investment for at least 21 days, there are at least 10 days left before the Offering's Close Date, and the Company continues to meet or exceed the Target Offering Amount in settled funds on the date of the expedited Offering deadline, the issuer may choose to close the offering at an earlier date i.e., an "**Early Close**". Raise Green will provide notice to all potential investors of the Early Close date via the Update Section on the Offering Page, and to all investors with investment commitments in the Offering via email, at least 5 business days before the Early Close date (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). The notice will inform investors of: the anticipated Early Close date, their right to cancel an investment commitment for any reason up until 48 hours prior to the Early Close date, and whether the Issuer will continue to take commitments during the 48 hour period.

If the Offering has reached 120% of the Target Offering Amount in settled funds, the Company may also choose to conduct the first of a series of closes i.e., "**Rolling Close**", if RG consents and proper thresholds and requirements have been met. Each Rolling Close will follow the same process as if it were an Early Close, except the Company will continue to accept investment commitments after the Rolling Close has been completed. After the initial Rolling Close, provided that the Offering has met the proper thresholds and requirements, and the date generally is no less than 3 months from the previous Rolling Close date, the Company may conduct a subsequent Rolling Close. As with the one-time Early Close, for each Rolling Close, the Raise Green on behalf of the Company must provide notice to all investors and in email to investors with investment commitments, at least 5 business days in advance of the Rolling Close date. The notice will inform investors of: the anticipated Rolling Close date, their right to cancel an investment commitment for any reason up until 48 hours prior to the Rolling Close date, and whether the Issuer will continue to take commitments during the 48 hour period. All investment commitments included in the Rolling Close will receive a countersigned subscription agreement from the Company and email communication as evidence of their purchase transaction, and the Company will receive the funds from those investment commitments from the Escrow Bank. Once a Rolling Close has been conducted, any investors whose investments have been confirmed via a countersigned Subscription Agreement and whose funds have settled in escrow and been disbursed through the company are now investors in the Company. If an investor's investment commitment was completed in a Rolling Close, and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period.

In the case of a material change to the issuer or offering terms during a raise, any investor with a commitment in the Offering will receive a notification via their email on file of this material change and that their investment will be canceled unless the investor reconfirms his or her investment within five (5) business days of receipt of the notice. If the investor fails to reconfirm the investment within the five (5) business days, the investment will be cancelled, and a notice of the cancellation and reason will be sent to the investor. Raise Green will direct the investor funds for the amount of the investment to be refunded if they have been debited, without interest or deduction. In the case of a Rolling Close, if there is a material change to the Company or the Offering post the Rolling Close Date, investment commitments that were included in the Rolling Close do not have the right to cancel their investment anymore as they are already investors in the Company.

Oversubscribed During an Offering

If the Offering is oversubscribed, e.g., the investor interest is over the Target Offering Amount, the issuer plans to allocate investor commitments on a first-come first-served basis. The Company is under no obligation to, but may choose to, accept any additional subscriptions for the Securities once the Company has received subscriptions for the maximum amount of the offering. Investors should take this into consideration when they consider the timing of placing their investment commitment.

Restrictions on Transfer of the Securities Being Offered

The Company requires written consent in advance of any pledge, resale or transfer whether in the first year or thereafter. The Subscription Agreement outlines this process.

As provided for in Section 227.501 of Regulation Crowdfunding, the securities being offered generally may not be resold by any purchaser of such securities for a period of one year beginning when the securities were issued, unless such securities are transferred: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

After the one year period, any agreement to transfer or sell the securities will be authorized only by the written confirmation of both the investor and the Company. The shares issued upon conversion of the Securities are subject to a right of first refusal benefiting the Company set forth in its bylaws. Without limiting the foregoing, the Company shall not recognize and shall issue stop-transfer instructions with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with applicable law. Before any proposed sale, pledge, or transfer of any Securities, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the holder thereof shall give notice to the Company of such holder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Securities may be effected without registration under the Securities Act, whereupon the holder of such Subscribed Note shall be entitled to sell, pledge, or transfer such Securities in accordance with the terms of the notice given by the Holder to the Company.

Appendix – Financial Statements

Financial Statements (Unaudited. 2023 and 2024)

Appendix – Subscription Agreement